UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

October 18, 2022

(Date of Report: Date of earliest event reported)

Middlefield Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio

(State or other jurisdiction of incorporation)

001-36613

(Commission File Number)

34-1585111

(I.R.S. Employer Identification Number)

15985 East High Street

Middlefield, Ohio 44062

(Address of principal executive offices, including zip code)

(440) 632-1666

(Registrant’s telephone number, including area code)

(not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	MBCN	The NASDAQ Stock Market, LLC (NASDAQ Capital Market)

ITEM 2.02  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following information is furnished under Item 2.02. On October 18, 2022, Middlefield Banc Corp. issued a press release announcing financial results for the three month and nine month period ended September 30, 2022. A copy of the press release is attached hereto as Exhibit 99 and is incorporated herein by this reference.

The information contained or incorporated by reference in this current report on Form 8-K may contain forward-looking statements, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors, including: changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure. All forward-looking statements included in this current report on Form 8-K are based on information available at the time of the report. Middlefield Banc Corp. assumes no obligation to update any forward-looking statement.

ITEM 9.01  FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits.

The following exhibits are furnished herewith:

EXHIBITS

99	October 18, 2022 press release of Middlefield Banc Corp.

104	Cover Page Interactive File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDDLEFIELD BANC CORP.

Date: October 18, 2022	/s/ James R. Heslop, II
President and CEO

Exhibit 99

15985 East High Street

P. O. Box 35

Middlefield, Ohio 44062

Phone: 440/632-1666    FAX: 440/632-1700

www.middlefieldbank.bank

PRESS RELEASE

Company Contact:	Investor and Media Contact:
James Heslop President/Chief Executive Officer Middlefield Banc Corp. (440) 632-1666 Ext. 3219 JHeslop@middlefieldbank.com	Andrew M. Berger Managing Director SM Berger & Company, Inc. (216) 464-6400 andrew@smberger.com

Middlefield Banc Corp. Reports 2022 Nine Month Financial Results

MIDDLEFIELD, OHIO, October 18, 2022 ◆◆◆◆ Middlefield Banc Corp. (NASDAQ: MBCN) today reported financial results for the three and nine months ended September 30, 2022.

2022 Nine Month Financial Highlights (on a year-over-year basis unless noted):

•	Returned $6.6 million of capital to shareholders through dividends and the repurchase of 141,002 shares at an average price of $25.83 per share

•	Net income was $12.2 million, or $2.08 per diluted share, compared to $13.8 million, or $2.19 per diluted share

•	Nine-month pre-tax income benefited from $1.2 million of accelerated net fees associated with the Paycheck Protection Program (“PPP”), compared to $3.1 million in the 2021 nine-month period

•	Year-to-date net income was negatively impacted by $969,000 of one-time expenses associated with the proposed Liberty Bancshares, Inc. merger

•	Net interest margin improved by 24 basis points to 4.02%, compared to 3.78%

•	Total loans were $995.2 million, compared to $981.7 million at December 31, 2021

•	Total loans increased by $46.6 million, or 6.6% annualized from December 31, 2021, without the impact of PPP loan forgiveness

•	Return on average assets was 1.24%, compared to 1.34%

•	Return on average equity was 11.96%, compared to 12.58%

•	Return on average tangible common equity(1) was 13.59%, compared to 14.20%

•	Strong asset quality with nonperforming loans to total loans of 0.37%, compared to 0.67%

•	Allowance for loan losses was 1.46% of total loans, compared to 1.41%

•	Merger with Liberty Bancshares, Inc. on schedule to close during the 2022 fourth quarter

“2022 is shaping up to be a strong year of core earnings and asset growth. Total loans increased 1.7% from the second quarter and are up 4.0% on a year-over-year basis, without the impact of PPP loan forgiveness. In addition, year-to-date profitability has benefitted from robust asset quality and a higher net interest margin, partially offsetting a $1.9 million year-over-year reduction in PPP fees and nearly $1.0 million of one-time expenses associated with the proposed Liberty Bancshares, Inc. merger,” stated James R. Heslop, II, President and Chief Executive Officer.

“As we navigate a rising rate and more fluid economic environment, we are focused on supporting the financial needs of our Ohio communities, maintaining strong asset quality, and completing the merger with Liberty Bancshares, Inc. The merger is on track to close during the 2022 fourth quarter and we expect to benefit as a larger bank with total assets of approximately $1.80 billion, strong earnings accretion, and a robust footprint in two of Ohio’s largest and fastest-growing markets,” concluded Mr. Heslop.

Income Statement

Net interest income for the nine-month period ended September 30, 2022, was $36.1 million, compared to $36.2 million for the same period last year. Year-to-date, the net interest margin was 4.02%, compared to 3.78% for the same period last year. Net interest income for the 2022 third quarter was $12.6 million, compared to $12.5 million for the 2021 third quarter. The 1.1% increase in net interest income for the 2022 third quarter from the same period in 2021 was largely a result of higher interest income and lower interest expense. The net interest margin for the 2022 third quarter was 4.23%, compared to 3.90% for the same period of 2021.

For the 2022 nine-month period, noninterest income was $4.3 million, compared to $5.7 million for the same period last year. Noninterest income for the 2022 third quarter was $1.5 million, compared to $1.8 million for the same period last year.

For the 2022 nine-month period, noninterest expense increased 6.5% to $25.7 million, compared to $24.1 million for the same period last year. Operating costs in the 2022 third quarter increased 12.4% to $8.9 million from $7.9 million for the 2021 third quarter. The Company incurred $390,000 during the 2022 third quarter and $969,000 during the 2022 nine-month period of additional operating expenses associated with the proposed Liberty Bancshares, Inc. merger.

Net income for the 2022 nine-month period, was $12.2 million, or $2.08 per diluted share, compared to $13.8 million, or $2.19 per diluted share for the same period last year. Net income for the 2022 third quarter, was $4.2 million, or $0.73 per diluted share, compared to $5.2 million, or $0.85 per diluted share for the same period last year.

Balance Sheet

Total assets at September 30, 2022, decreased slightly to approximately $1.35 billion from $1.37 billion at September 30, 2021. Net loans at September 30, 2022, decreased 1.5% to $980.7 million, compared to $996.0 million at September 30, 2021. Since 2020, Middlefield has helped customers receive $211.6 million of forgiveness payments under the terms of the Paycheck Protection Program, including processing $0.4 million of forgiveness payments during the third quarter of 2022, and $33.1 million of forgiveness payments year-to-date. The balance of PPP loans outstanding at September 30, 2022, was $1.0 million.

Total deposits at September 30, 2022, were $1.13 billion, compared to $1.20 billion at September 30, 2021. The 5.8% decrease in deposits was primarily due to declines in interest-bearing, time-based, money market and savings accounts, partially offset by increased noninterest-bearing accounts. The investment portfolio was $162.1 million at September 30, 2022, compared with $163.1 million at September 30, 2021.

Donald L. Stacy, Chief Financial Officer, stated, “The growth we have experienced in our net interest margin throughout 2022 is encouraging, driven by an 18-basis point increase in our yield on earning assets, and a 6-basis point improvement in our cost of funds. As competition for deposits increases, we expect our cost of funds to increase in future periods. Asset quality remains strong across our portfolio, with only $3.7 million of nonperforming loans at September 30, 2022, which is a 45.8% reduction from September 30, 2021, and represents just 0.37% of total loans at the end of the 2022 third quarter. With a higher degree of economic uncertainty, we have maintained a robust allowance for loan losses, which was 1.46% of total loans at September 30, 2022. We believe our strong balance sheet and favorable capital position will allow us to navigate a more challenging economic cycle, while simultaneously allocating capital to support our long-term growth strategies, dividend payment, and share repurchase program.”

Mr. Stacy continued, “Year-to-date, we have repurchased 141,002 shares of our common stock at a total cost of $3.6 million. This includes 45,638 shares repurchased during the 2022 third quarter at an average price of $26.74 per share at September 30, 2022. We have 246,549 shares remaining under our repurchase program.”

Stockholders’ Equity and Dividends

At September 30, 2022, stockholders’ equity was $122.9 million compared to $146.1 million at September 30, 2021. The 15.9% year-over-year decline in stockholders’ equity was primarily due to an increase in the unrealized loss on the available-for-sale investment portfolio as well as the Company’s stock repurchase program. On a per-share basis, shareholders’ equity at September 30, 2022, was $21.30 compared to $24.13 at September 30, 2021.

At September 30, 2022, tangible stockholders’ equity(1) was $106.6 million, compared to $129.5 million at September 30, 2021. On a per-share basis, tangible stockholders’ equity(1) was $18.48 at September 30, 2022, compared to $21.39 at September 30, 2021.

Through the 2022 nine-month period, the Company declared cash dividends of $0.51 per share, compared to $0.48 per share for the same period last year.

At September 30, 2022, the Company had an equity-to-assets ratio of 9.09%, compared to 10.69% at September 30, 2021.

Asset Quality

No provision for loan losses was recorded for both the 2022 and 2021 third quarters. There was no provision for loan losses for the 2022 nine-month period versus $900,000 for the same period last year.

Net charge-offs were $18,000, or 0.01% of average loans, annualized, during the 2022 third quarter, compared to net recoveries of $34,000, or 0.01% of average loans, annualized, at September 30, 2021. Year-to-date net recoveries were $190,000, or 0.02% of average loans, annualized, compared to net charge-offs of $125,000, or 0.02% of average loans, annualized for the nine-months ended September 30, 2021.

Nonperforming loans at September 30, 2022, were $3.7 million, compared to $6.8 million at September 30, 2021. Nonperforming assets at September 30, 2022, were $10.5 million, compared to $13.9 million at September 30, 2021. The allowance for loan losses at September 30, 2022, stood at $14.5 million, or 1.46% of total loans, compared to $14.2 million, or 1.41% of total loans at September 30, 2021.

About Middlefield Banc Corp.

Middlefield Banc Corp., headquartered in Middlefield, Ohio, is the bank holding company of The Middlefield Banking Company, with total assets of $1.35 billion at September 30, 2022. The Bank operates 16 full-service banking centers and an LPL Financial® brokerage office serving Beachwood, Chardon, Cortland, Dublin, Garrettsville, Mantua, Middlefield, Newbury, Orwell, Plain City, Powell, Solon, Sunbury, Twinsburg, and Westerville. The Bank also operates a Loan Production Office in Mentor, Ohio.

Additional information is available at www.middlefieldbank.bank

(1)NON-GAAP	FINANCIAL MEASURES

This press release includes disclosure of Middlefield Banc Corp.’s tangible book value per share, return on average tangible equity, and pre-tax, pre-provision for loan losses income, which are financial measures not prepared in accordance with generally accepted accounting principles in the United States (GAAP). A non-GAAP financial measure is a numerical measure of historical or future financial performance, financial position or cash flows that excludes or includes amounts that are required to be disclosed by GAAP. Middlefield Banc Corp. believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the underlying operational results and trends and Middlefield Banc Corp.’s marketplace performance. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the numbers prepared in accordance with GAAP. The reconciliations of non-GAAP financial measures are included in the tables following Consolidated Financial Highlights below.

FORWARD-LOOKING STATEMENTS

This press release of Middlefield Banc Corp. and the reports Middlefield Banc Corp. files with the Securities and Exchange Commission often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets, and products of Middlefield Banc Corp. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause Middlefield Banc Corp.’s future results to differ materially from historical performance or projected performance. These factors include, but are not limited to: (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins; (3) changes in prepayment speeds, charge-offs and loan loss provisions; (4) less favorable than expected general economic conditions; (5) legislative or regulatory changes that may adversely affect businesses in which Middlefield Banc Corp. is engaged; (6) technological issues which may adversely affect Middlefield Banc Corp.’s financial operations or customers; (7) the effect of the COVID-19 pandemic, including on our credit quality and business operations, as well as its impact on general economic and financial market conditions; (8) changes in the securities markets; (9) the Company’s failure to integrate Liberty Bancshares, Inc. and Liberty National Bank with Middlefield in accordance with expectations and deviations from performance expectations related to Liberty Bancshares, Inc. and Liberty National Bank; or (10) risk factors mentioned in the reports and registration statements Middlefield Banc Corp. files with the Securities and Exchange Commission. Middlefield Banc Corp. undertakes no obligation to release revisions to these forward-looking statements or to reflect events or circumstances after the date of this press release.

MIDDLEFIELD BANC CORP.

Consolidated Selected Financial Highlights

(Dollar amounts in thousands, unaudited)

Balance Sheets (period end)	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
ASSETS
Cash and due from banks	$119,777	$60,114	$78,804	$97,172	$113,177
Federal funds sold	8,800	19,039	29,474	22,322	19,174

Cash and cash equivalents	128,577	79,153	108,278	119,494	132,351
Equity securities, at fair value	972	779	851	818	833
Investment securities available for sale, at fair value	162,064	171,958	175,216	170,199	163,057
Loans held for sale	—	—	9	1,051	676
Loans:
Commercial real estate:
Owner occupied	120,912	120,771	113,590	111,470	110,883
Non-owner occupied	285,419	288,334	293,745	283,618	310,222
Multifamily	38,063	29,152	29,385	31,189	30,762
Residential real estate	247,612	246,453	244,747	240,089	232,020
Commercial and industrial	146,987	137,398	131,683	148,812	163,052
Home equity lines of credit	114,344	111,730	106,300	104,355	105,450
Construction and other	33,748	35,988	50,152	54,148	49,378
Consumer installment	8,110	8,171	8,118	8,010	8,515

Total loans	995,195	977,997	977,720	981,691	1,010,282
Less allowance for loan and lease losses	14,532	14,550	14,492	14,342	14,234

Net loans	980,663	963,447	963,228	967,349	996,048
Premises and equipment, net	16,215	17,030	17,142	17,272	17,507
Goodwill	15,071	15,071	15,071	15,071	15,071
Core deposit intangibles	1,171	1,249	1,326	1,403	1,484
Bank-owned life insurance	17,382	17,274	17,166	17,060	16,954
Other real estate owned	6,792	6,792	6,992	6,992	7,090
Accrued interest receivable and other assets	22,104	20,624	18,019	14,297	14,794

TOTAL ASSETS	$1,351,011	$1,293,377	$1,323,298	$1,331,006	$1,365,865

	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021

LIABILITIES
Deposits:
Noninterest-bearing demand	$383,675	$379,872	$361,251	$334,171	$316,770
Interest-bearing demand	160,112	154,788	162,010	196,308	237,576
Money market	162,052	185,494	187,807	177,281	178,423
Savings	247,466	252,179	264,784	260,125	256,114
Time	177,182	174,833	191,320	198,725	211,674

Total deposits	1,130,487	1,147,166	1,167,172	1,166,610	1,200,557
Short-term borrowings	80,000	—	—	—	—
Other borrowings	12,107	12,910	12,975	12,901	12,966
Accrued interest payable and other liabilities	5,562	5,081	5,507	6,160	6,287

TOTAL LIABILITIES	1,228,156	1,165,157	1,185,654	1,185,671	1,219,810

STOCKHOLDERS’ EQUITY
Common stock, no par value; 10,000,000 shares authorized, 7,350,616 shares issued, 5,767,803 shares outstanding as of September 30, 2022	87,640	87,562	87,562	87,131	87,131
Retained earnings	93,166	89,900	86,804	83,971	80,376
Accumulated other comprehensive (loss) income	(25,080)	(17,591)	(6,674)	3,462	3,610
Treasury stock, at cost; 1,582,813 shares as of September 30, 2022	(32,871)	(31,651)	(30,048)	(29,229)	(25,062)

TOTAL STOCKHOLDERS’ EQUITY	122,855	128,220	137,644	145,335	146,055

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,351,011	$1,293,377	$1,323,298	$1,331,006	$1,365,865

MIDDLEFIELD BANC CORP.

Consolidated Selected Financial Highlights

(Dollar amounts in thousands, except per share and share amounts, unaudited)

	For the Three Months Ended					For the Nine Months Ended
Statements of Income	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	September 30, 2022	September 30, 2021
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$11,892	$11,268	$10,985	$11,586	$12,258	$34,145	$36,310
Interest-earning deposits in other institutions	134	74	24	30	30	232	60
Federal funds sold	51	46	3	1	1	100	2
Investment securities:
Taxable interest	449	442	443	438	461	1,334	1,241
Tax-exempt interest	982	955	784	732	673	2,721	1,833
Dividends on stock	59	33	24	23	24	116	79

Total interest and dividend income	13,567	12,818	12,263	12,810	13,447	38,648	39,525

INTEREST EXPENSE
Deposits	812	709	726	783	915	2,247	3,130
Short-term borrowings	44	—	—	—	—	44	—
Other borrowings	112	81	69	67	68	262	214

Total interest expense	968	790	795	850	983	2,553	3,344

NET INTEREST INCOME	12,599	12,028	11,468	11,960	12,464	36,095	36,181
Provision for loan losses	—	—	—	(200)	—	—	900

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,599	12,028	11,468	12,160	12,464	36,095	35,281

NONINTEREST INCOME
Service charges on deposit accounts	1,004	956	914	906	876	2,874	2,519
(Loss) gain on equity securities	(57)	(72)	33	(14)	102	(96)	223
Earnings on bank-owned life insurance	108	108	106	106	108	322	440
Gains on sale of loans	7	18	3	118	309	28	1,122
Revenue from investment services	233	153	141	198	190	527	529
Other income	251	220	206	221	236	677	838

Total noninterest income	1,546	1,383	1,403	1,535	1,821	4,332	5,671

NONINTEREST EXPENSE
Salaries and employee benefits	4,491	3,785	4,386	4,088	4,488	12,662	13,063
Occupancy expense	458	583	505	542	426	1,546	1,506
Equipment expense	233	274	315	358	333	822	1,003
Data processing and information technology costs	985	822	844	851	845	2,650	2,447
Ohio state franchise tax	293	292	293	285	287	878	859
Federal deposit insurance expense	84	90	50	50	150	224	444
Professional fees	280	383	455	435	136	1,118	878
Net loss (gain) on other real estate owned	1	206	8	(66)	9	215	77
Advertising expense	268	229	228	221	222	725	664
Software amortization expense	27	40	48	119	88	115	242
Core deposit intangible amortization	78	77	77	80	81	232	241
Merger-related costs	390	579	—	—	—	969	—
Other expense	1,298	1,175	1,057	868	842	3,531	2,694

Total noninterest expense	8,886	8,535	8,266	7,831	7,907	25,687	24,118

Income before income taxes	5,259	4,876	4,605	5,864	6,378	14,740	16,834
Income taxes	1,010	787	772	1,027	1,174	2,569	3,038

NET INCOME	$4,249	$4,089	$3,833	$4,837	$5,204	$12,171	$13,796

PTPP (1)	$5,259	$4,876	$4,605	$5,664	$6,378	$14,740	$17,734

(1)	The pre-tax pre-provision (PTPP) is the income before income taxes before provision for loan losses considerations, for reconciliation of non-GAAP measures.

MIDDLEFIELD BANC CORP.

Consolidated Selected Financial Highlights

(Dollar amounts in thousands, except per share and share amounts, unaudited)

	For the Three Months Ended					For the Nine Months Ended
Per common share data	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	September 30, 2022	September 30, 2021
Net income per common share –basic	$0.73	$0.70	$0.65	$0.81	$0.85	$2.08	$2.20
Net income per common share –diluted	$0.73	$0.70	$0.65	$0.81	$0.85	$2.08	$2.19
Dividends declared per share	$0.17	$0.17	$0.17	$0.21	$0.16	$0.51	$0.48
Book value per share (period end)	$21.30	$22.07	$23.43	$24.68	$24.13	$21.30	$24.13
Tangible book value per share (period end) (2) (3)	$18.48	$19.26	$20.64	$21.88	$21.39	$18.48	$21.39
Dividends declared	$983	$993	$1,000	$1,242	$978	$2,976	$2,998
Dividend yield	2.49%	2.71%	2.78%	3.37%	2.66%	2.52%	2.69%
Dividend payout ratio	23.13%	24.28%	26.09%	25.68%	18.79%	24.45%	21.73%
Average shares outstanding – basic	5,792,773	5,851,422	5,879,025	5,951,838	6,136,648	5,840,757	6,265,803
Average shares outstanding –diluted	5,805,799	5,860,098	5,889,836	5,975,333	6,157,181	5,853,783	6,287,556
Period ending shares outstanding	5,767,803	5,810,351	5,873,565	5,888,737	6,054,083	5,767,803	6,054,083

Selected ratios
Return on average assets	1.32%	1.25%	1.17%	1.41%	1.51%	1.24%	1.34%
Return on average equity	12.94%	12.30%	10.75%	13.17%	13.95%	11.96%	12.58%
Return on average tangible common equity (2) (4)	14.79%	14.02%	12.13%	14.85%	15.71%	13.59%	14.20%
Efficiency (1)	61.07%	61.83%	62.54%	56.56%	54.05%	61.79%	56.42%
Equity to assets at period end	9.09%	9.91%	10.40%	10.92%	10.69%	9.09%	10.69%
Noninterest expense to average assets	0.69%	0.65%	0.62%	0.58%	0.58%	1.96%	1.75%

(1)	The efficiency ratio is calculated by dividing noninterest expense less amortization of intangibles by the sum of net interest income on a fully taxable equivalent basis plus noninterest income
(2)	See reconciliation of non-GAAP measures below
(3)	Calculated by dividing tangible common equity by shares outstanding
(4)	Calculated by dividing annualized net income for each period by average tangible common equity

MIDDLEFIELD BANC CORP.

Consolidated Selected Financial Highlights

(unaudited)

	For the Three Months Ended					For the Nine Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	September 30,	September 30,
Yields	2022	2022	2022	2021	2021	2022	2021
Interest-earning assets:
Loans receivable (2)	4.78%	4.66%	4.53%	4.61%	4.74%	4.66%	4.54%
Investment securities (2)	3.90%	3.76%	3.41%	3.30%	3.37%	3.69%	3.51%
Interest-earning deposits with other banks	2.06%	0.77%	0.23%	0.20%	0.21%	0.82%	0.20%
Total interest-earning assets	4.55%	4.28%	4.06%	4.07%	4.20%	4.30%	4.12%
Deposits:
Interest-bearing demand deposits	0.22%	0.15%	0.14%	0.12%	0.12%	0.17%	0.13%
Money market deposits	0.46%	0.49%	0.47%	0.47%	0.46%	0.47%	0.47%
Savings deposits	0.19%	0.06%	0.06%	0.06%	0.06%	0.10%	0.06%
Certificates of deposit	0.96%	0.83%	0.87%	0.90%	1.08%	0.89%	1.19%
Total interest-bearing deposits	0.43%	0.36%	0.37%	0.36%	0.41%	0.39%	0.47%
Non-Deposit Funding:
Borrowings	2.94%	2.51%	2.16%	2.09%	2.08%	2.61%	1.14%
Total interest-bearing liabilities	0.50%	0.39%	0.39%	0.37%	0.44%	0.43%	0.48%
Cost of deposits	0.29%	0.24%	0.25%	0.26%	0.30%	0.26%	0.35%
Cost of funds	0.34%	0.27%	0.27%	0.27%	0.31%	0.29%	0.35%
Net interest margin (1)	4.23%	4.02%	3.80%	3.82%	3.90%	4.02%	3.78%

(1)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(2)	Tax-equivalent adjustments to calculate the yield on tax-exempt securities and loans were determined using an effective tax rate of 21%.

	For the Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
Asset quality data	2022	2022	2022	2021	2021
(Dollar amounts in thousands, unaudited)
Nonperforming loans (1)	$3,692	$4,670	$4,728	$4,859	$6,806
Other real estate owned	6,792	6,792	6,992	6,992	7,090

Nonperforming assets	$10,484	$11,462	$11,720	$11,851	$13,896

Allowance for loan losses	$14,532	$14,550	$14,492	$14,342	$14,234
Allowance for loan losses/total loans	1.46%	1.49%	1.48%	1.46%	1.41%
Net charge-offs (recoveries):
Quarter-to-date	$18	$(58)	$(150)	$(308)	$(34)
Year-to-date	(190)	(208)	(150)	(183)	125
Net charge-offs (recoveries) to average loans, annualized:
Quarter-to-date	0.01%	-0.02%	-0.06%	-0.12%	-0.01%
Year-to-date	-0.02%	-0.04%	-0.06%	-0.02%	0.02%
Nonperforming loans/total loans	0.37%	0.48%	0.48%	0.49%	0.67%
Allowance for loan losses/nonperforming loans	393.61%	311.56%	306.51%	295.16%	209.14%
Nonperforming assets/total assets	0.78%	0.89%	0.89%	0.89%	1.02%

(1)	Nonperforming loans exclude troubled debt restructurings that are performing in accordance with their terms over a prescribed period of time.

Reconciliation of Common Stockholders’ Equity to Tangible Common Equity	For the Three Months Ended
(Dollar amounts in thousands, unaudited)	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
Stockholders’ Equity	$122,855	$128,220	$137,644	$145,335	$146,055
Less Goodwill and other intangibles	16,242	16,320	16,397	16,474	16,555

Tangible Common Equity	$106,613	$111,900	$121,247	$128,861	$129,500

Shares outstanding	5,767,803	5,810,351	5,873,565	5,888,737	6,054,083

Tangible book value per share	$18.48	$19.26	$20.64	$21.88	$21.39

Reconciliation of Average Equity to Return on Average Tangible Common Equity	For the Three Months Ended					For the Nine Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	September 30,	September 30,
	2022	2022	2022	2021	2021	2022	2021
Average Stockholders’ Equity	$130,263	$133,377	$144,630	$145,716	$148,048	$136,090	$146,611
Less Average Goodwill and other intangibles	16,280	16,357	16,435	16,513	16,594	16,357	16,674

Average Tangible Common Equity	$113,983	$117,020	$128,195	$129,203	$131,454	$119,733	$129,937

Net income	$4,249	$4,089	$3,833	$4,837	$5,204	$12,171	$13,796

Return on average tangible common equity (annualized)	14.79%	14.02%	12.13%	14.85%	15.71%	13.59%	14.20%

Reconciliation of Pre-Tax Pre-Provision Income (PTPP)	For the Three Months Ended					For the Nine Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	September 30,	September 30,
	2022	2022	2022	2021	2021	2022	2021
Net income	$4,249	$4,089	$3,833	$4,837	$5,204	$12,171	$13,796
Add Income Taxes	1,010	787	772	1,027	1,174	2,569	3,038
Add Provision for loan losses	—	—	—	(200)	—	—	900

PTPP	$5,259	$4,876	$4,605	$5,664	$6,378	$14,740	$17,734

MIDDLEFIELD BANC CORP.

Average Balance Sheets

(Dollar amounts in thousands, unaudited)

	For the Three Months Ended
	September 30, 2022			September 30, 2021
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:
Loans receivable (3)	$987,689	$11,892	4.78%	$1,027,935	$12,258	4.74%
Investment securities (3)	172,316	1,431	3.90%	154,718	1,134	3.37%
Interest-earning deposits with other banks (4)	46,938	244	2.06%	105,910	55	0.21%

Total interest-earning assets	1,206,943	13,567	4.55%	1,288,563	13,447	4.20%

Noninterest-earning assets	73,753			82,952

Total assets	$1,280,696			$1,371,515

Interest-bearing liabilities:
Interest-bearing demand deposits	$162,878	$91	0.22%	$225,264	$67	0.12%
Money market deposits	155,095	180	0.46%	182,831	214	0.46%
Savings deposits	249,898	119	0.19%	253,960	38	0.06%
Certificates of deposit	174,091	422	0.96%	218,323	596	1.08%
Short-term borrowings	8,554	44	2.04%	—	—	0.00%
Other borrowings	12,530	112	3.55%	12,999	68	2.08%

Total interest-bearing liabilities	763,046	968	0.50%	893,377	983	0.44%

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	382,351			323,726
Other liabilities	5,036			6,364
Stockholders’ equity	130,263			148,048

Total liabilities and stockholders’ equity	$1,280,696			$1,371,515

Net interest income		$12,599			$12,464

Interest rate spread (1)			4.05%			3.76%
Net interest margin (2)			4.23%			3.90%
Ratio of average interest-earning assets to average interest-bearing liabilities			158.17%			144.24%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Tax-equivalent adjustments to calculate the yield on tax-exempt securities and loans were $277 and $195 for the three months ended September 30, 2022 and 2021, respectively
(4)	Includes dividends received on restricted stock.

	For the Three Months Ended
	September 30, 2022			June 30, 2022
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:
Loans receivable (3)	$987,689	$11,892	4.78%	$970,820	$11,268	4.66%
Investment securities (3)	172,316	1,431	3.90%	176,138	1,397	3.76%
Interest-earning deposits with other banks (4)	46,938	244	2.06%	79,924	153	0.77%

Total interest-earning assets	1,206,943	13,567	4.55%	1,226,882	12,818	4.28%

Noninterest-earning assets	73,753			89,555

Total assets	$1,280,696			$1,316,437

Interest-bearing liabilities:
Interest-bearing demand deposits	$162,878	$91	0.22%	$159,779	$59	0.15%
Money market deposits	155,095	180	0.46%	185,711	228	0.49%
Savings deposits	249,898	119	0.19%	260,226	40	0.06%
Certificates of deposit	174,091	422	0.96%	184,748	382	0.83%
Short-term borrowings	8,554	44	2.04%	—	—	0.00%
Other borrowings	12,530	112	3.55%	12,945	81	2.51%

Total interest-bearing liabilities	763,046	968	0.50%	803,409	790	0.39%

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	382,351			375,013
Other liabilities	5,036			4,638
Stockholders’ equity	130,263			133,377

Total liabilities and stockholders’ equity	$1,280,696			$1,316,437

Net interest income		$12,599			$12,028

Interest rate spread (1)			4.05%			3.89%
Net interest margin (2)			4.23%			4.02%
Ratio of average interest-earning assets to average interest-bearing liabilities			158.17%			152.71%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Tax-equivalent adjustments to calculate the yield on tax-exempt securities and loans were $277 and $271 for the three months ended September 30, 2022, and June 30, 2022, respectively.
(4)	Includes dividends received on restricted stock.

	For the Nine Months Ended
	September 30, 2022			September 30, 2021
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:
Loans receivable (3)	$980,787	$34,145	4.66%	$1,070,058	$36,310	4.54%
Investment securities (3)	173,094	4,055	3.69%	135,522	3,074	3.51%
Interest-earning deposits with other banks (4)	72,851	448	0.82%	94,955	141	0.20%

Total interest-earning assets	1,226,732	38,648	4.30%	1,300,535	39,525	4.12%

Noninterest-earning assets	82,733			74,883

Total assets	$1,309,465			$1,375,418

Interest-bearing liabilities:
Interest-bearing demand deposits	$164,337	$210	0.17%	$211,797	$209	0.13%
Money market deposits	175,024	620	0.47%	187,945	655	0.47%
Savings deposits	256,762	197	0.10%	254,574	123	0.06%
Certificates of deposit	184,165	1,220	0.89%	240,582	2,143	1.19%
Short-term borrowings	2,851	44	2.06%	113	—	0.00%
Other borrowings	12,806	262	2.74%	13,440	214	2.13%

Total interest-bearing liabilities	795,945	2,553	0.43%	908,451	3,344	0.49%

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	372,343			314,172
Other liabilities	5,087			6,184
Stockholders’ equity	136,090			146,611

Total liabilities and stockholders’ equity	$1,309,465			$1,375,418

Net interest income		$36,095			$36,181

Interest rate spread (1)			3.87%			3.63%
Net interest margin (2)			4.02%			3.78%
Ratio of average interest-earning assets to average interest-bearing liabilities			154.12%			143.16%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Tax-equivalent adjustments to calculate the yield on tax-exempt securities and loans were $768 and $542 for the nine months ended September 30, 2022 and 2021, respectively.
(4)	Includes dividends received on restricted stock.